

INVEST IN **GOBE KIDS**

The ultimate snack container that's literally brain-changing for kids

LEAD INVESTOR

Brandon Miller

GOBE kids is the entire package. Great founding team in Joseph and Solanda. They are customer obsessed and the best partners to have. The products are amazing and will be on every shelf in years to come. I invested previously because I believe in this team, and I will invest again because I know the height this founding team is capable of. GOBE kids will explode and each of you investors should jump now before it's too late. These products are going to the moon.

Invested $75,000 this round & $10,000 previously

gobekids.co   Raleigh NC

Highlights

1   81% of customers recommend GoBe to their friends

2 $4M in sales last year

Our Team



Joseph Blanch   Founder

Joseph has a B.S. in Mechanical Engineering and previously designed smart kitchen technologies at Hall Labs.



Allison Dugger   COO

-

Pitch

Problem

Feeding young kids is a stressful experience





Most parents can relate to the Rule of Three: for every 3 meals they give their toddler, the child will eat one, play with one, and ignore one.

Combine that with accidental spills and messes, rapidly changing tastes, and frequent power struggles; feeding young children becomes a daily struggle for millions of parents. GoBe provides them with tools to create more positive feeding experiences for both the parent and the child.

Solution

A solution kids love, backed by science

Division of Responsibilities

On-The-Go!

Fun Push Button



The GoBe Snack Spinner is more than just a fun snack container.

Decades of extensive research shows that choice and autonomy are key to children forming a positive relationship with food; in turn guarding against future eating disorders and obesity.

The GoBe Snack Spinner makes this possible by creating a division of responsibilities when it comes to food. With GoBe, the parent provides and the child decides.

We've heard from thousands of parents that the GoBe snack spinner has helped their child become a more competent eater. We're excited to use this same design philosophy to launch several new products this year and next.

Product

So much more than a Snack Spinner

Product

After hundreds of conversations with our customers, GoBe is expanding beyond snack time.

Every new GoBe product is designed to be fun, fascinating, simple, and colorful. Using them feels like playing, and there is intrinsic reward to every choice the child makes.






Original Snack Spinner

In Stores Now!




And in case you were curious, every GoBe product is patent protected.

Traction

GoBe is trending up! In our first year we had a revenue of $193,000, which more than tripled in 2020. Over the last three years sales have continued to trend up, and we did over $4M in revenue in the year 2022 alone.

The GoBe community has grown to over 100,000 happy customers. Over 80% of customers recommend GoBe to their friends.

Customers

We have the best customers ever!



★★★★★
"These are unvelievable! We use them everyday and my kids love them!" - Alyssa S.



★★★★★
"Makes new food exposure SO easy!" - Mandy B.



★★★★★
"I switched from ziplocks to these and couldn't be happier! My kids LOVE them!" - Tani D.

Our customers are parents who love their kids. They value our toddler-resistant products and tell us the GoBe eliminates the mess and stress of feeding their children.

Our Snack Spinner has been called a 'must have' by moms and dads since our launch, and it has thousands of reviews with an average 4.5 star rating on Amazon. We have hundreds of rave reviews that show how the GoBe develops fine motor skills, eliminates snack-time negotiations, and encourages picky eaters to try something new.



Business model

6000 stores in 3 years









In addition to consistent online growth, our partnership with the Legacy Retail has facilitated exciting opportunities with all four retail giants: Sam's Club, Walmart, Costco, and Target.

Since December 2021 we have been flying off the shelves in over 600 Sam's Club locations nationwide. We have verbal commitments from Walmart to launch an in store test this summer, and the Snack Spinner is expected to be available on target.com soon. Costco is reviewing the Snack Spinner as we speak.

Current places: Sam's Club, Amazon, gobe.co, hundreds of individual children's boutiques Nationwide.

Future places: Target, Costco, Walmart

Market

A disruptive solution in a $250B market



$250B
food container market value

130 Million
babies born in 2019 globally

60%
year-over-year growth

With approximately 60% year over year growth, we are on track to becoming an important player in the food container market, valued at $250B+.

Now more than ever before, parents are investing in high quality products that ease parenting stress and benefit their child's development. GoBe checks all the boxes.

Competition

The superior snack container

In a market of stagnant solutions, GoBe has developed a superior product that both parents and children love to use.

The Snack Spinner can handle a huge variety of snacks, is durable, and promotes play, choice, and healthy habits.

We've seen incredible traction against competitors such as Munchkin and industry giants like Tupperware and Ziploc.

	GöBe	munchkin	Tupperware®	Ziploc
VARIETY IN 1 CONTAINER	●		●	
ENGAGING + FUN	●	●		
FOR WET + DRY SNACKS	●		●	●
DEVELOPS FINE-MOTOR SKILLS	●			
PROMOTES INDEPENDENCE	●	●		
LIMITS THE MESS	●	●		
SUSTAINABLE (NOT SINGLE USE)	●	●	●	

Vision and strategy

$400M exit target with a 50x return



Invest in GoBe today and become a financial stakeholder in the company. Nothing is certain, but GoBe's goal is to sell for $400M or more, so investing today could yield investors a potential 50x return on investment when GoBe is acquired or goes public.

Forward-looking projections are not guaranteed.

We would be honored to have you join us on this exciting journey to bring healthier and happier meal times to millions of parents.